July 21, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Attention:	Rufus Decker

Re:	Arbitron, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
File No. 1-1969
Ladies and Gentlemen:
     This letter is submitted by Arbitron Inc. (the “Company”) in response to comments raised by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in the letter dated June 27, 2006 from Rufus Decker with respect to the filings set forth above (the “Filings”). For your convenience, the Staff’s comments have been reproduced in bold below, followed in each case by our responses to the comment.
Form 10-K for the Fiscal Year Ended December 31, 2005
Comment applicable to your overall filing
1.	Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

This supplemental response to the Staff’s comment letter sets forth the additional disclosure and revisions requested by the Staff, which disclosure and revisions will be included in our future filings as applicable.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Results of Operations, page 38

Securities and Exchange Commission
July 21, 2006

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004, page 38
2.	You have included a table comparing your results of operations for the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2004. This table includes EBIT and EBITDA, which are non-GAAP financial measures. You have included the reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. On page 40, you have identified why you feel these non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. Please expand your disclosure to include in a footnote to the table a statement which identifies that EBIT and EBITDA as non-GAAP financial measures. Please also include a discussion regarding why these non-GAAP financial measures provide useful information to investors, or include a cross-reference to your disclosure included on page 40. Please similarly revise this disclosure for your table, which includes the comparison of your results of operations for the fiscal year ended December 31, 2004 compared to December 31, 2003. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

We supplementally advise the Staff that a footnote will be added to future filings indicating that EBIT and EBITDA are non-GAAP financial measures and including a cross-reference to the Company’s discussion of these measures already included in the filing. The additional disclosure will be included in the table comparing the Company’s results of operations for the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2004. In addition, in response to the Staff’s comment, a statement identifying EBIT and EBITDA as non-GAAP financial measures will be inserted in the discussion of EBIT and EBITDA included in the Company’s discussion of the 2005/2004 results of operations comparison. An updated sample disclosure of the table comparing the Company’s results of operations for the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2004 and the discussion of EBIT and EBITDA included on page 40 of the Form 10-K is set forth below:

Securities and Exchange Commission
July 21, 2006

Consolidated Statements of Income
(dollars in thousands, except per share amounts)

			Increase		Percentage of
			(Decrease)		Revenue
	2005	2004	Dollars	Percent	2005	2004
Revenue	$309,955	$296,553	$13,402	4.5%	100.0%	100.0%

Costs and expenses
Cost of revenue	109,672	109,951	(279)	(0.3%)	35.4%	37.1%
Selling, general and administrative	68,112	62,421	5,691	9.1%	22.0%	21.0%
Research and development	38,563	33,297	5,266	15.8%	12.4%	11.2%

Total costs and expenses	216,347	205,669	10,678	5.2%	69.8%	69.3%

Operating income	93,608	90,884	2,724	3.0%	30.2%	30.7%
Equity in net income of affiliate	7,829	7,552	277	3.7%	2.5%	2.5%

Income before interest and income
tax expense	101,437	98,436	3,001	3.0%	32.7%	33.2%
Interest income	3,121	1,099	2,022	184.0%	1.0%	0.4%
Interest expense	4,001	7,909	(3,908)	(49.4%)	1.3%	2.7%

Income before income tax expense	100,557	91,626	8,931	9.7%	32.4%	30.9%
Income tax expense	33,249	31,061	2,188	7.0%	10.7%	10.5%

Net income	$67,308	$60,565	$6,743	11.1%	21.7%	20.4%

Net income per weighted average common share
Basic	$2.16	$1.96	$0.20	10.1%

Diluted	$2.14	$1.92	$0.22	11.3%

Cash dividends declared per common share	$0.40	$—	$0.40	—

Other data:
EBIT (1)	$101,437	$98,436	$3,001	3.0%
EBITDA (1)	$107,256	$104,158	$3,098	3.0%

EBIT and EBITDA Reconciliation (1)
Net income	$67,308	$60,565	$6,743
Income tax expense	33,249	31,061	2,188
Interest income	3,121	1,099	2,022
Interest expense	4,001	7,909	(3,908)

EBIT (1)	101,437	98,436	3,001
Depreciation and amortization	5,819	5,722	97

EBITDA (1)	$107,256	$104,158	$3,098

(1)	EBIT (earnings before interest and income taxes) and EBITDA (earnings before interest, income taxes, depreciation and amortization) are non-GAAP financial measures that the management of Arbitron believes are useful to investors in evaluating the Company’s results. For further discussion of these non-GAAP

Securities and Exchange Commission
July 21, 2006

financial measures, including an explanation of the usefulness of EBIT and EBITDA, see Results of Operations paragraph entitled “EBIT and EBITDA” on page 40 of this annual report.
Below please find a sample of the revised disclosure previously included on page 40 of the Company’s Form 10-K for the fiscal year ended December 31, 2005.
     EBIT and EBITDA . Arbitron has presented EBIT and EBITDA, both non-GAAP financial measures, as supplemental information that management of Arbitron believes is useful to investors to evaluate the Company’s results because they exclude certain items that are not directly related to the Company’s core operating performance. EBIT is calculated by adding back net interest expense and income tax expense to net income. EBITDA is calculated by adding back net interest expense, income tax expense, and depreciation and amortization to net income. EBIT and EBITDA should not be considered substitutes either for net income, as indicators of Arbitron’s operating performance, or for cash flow, as measures of Arbitron’s liquidity. In addition, because EBIT and EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. EBIT increased 3.0% to $101.4 million and EBITDA increased 3.0% to $107.3 million in 2005 from $98.4 million and $104.2 million, respectively, in 2004.
Liquidity and Capital Resources, page 43
3.	You disclosed on page 26 that you are involved in a major effort to replace your internal processing software and your client software. If material, please expand your disclosure to discuss the financial impact you anticipate this to have on your future liquidity and results of operations.

Response:

We supplementally advise the Staff that at any given time there are multiple development initiatives in progress related to the replacement, upgrade and maintenance of various Company software systems and applications. As specific development efforts are completed, new projects commence. The projects referenced on page 26 are a subset of these ongoing initiatives. The total expenditures on these projects were $3.8 million, $5.8 million, and $6.8 million, in the years ended December 31, 2003, 2004, and 2005, respectively. The spending in the first half of 2006 is trending lower than in 2005 and 2004. We do not believe that the Company’s expenditures regarding these projects will have a material impact on our future liquidity and results of operations particularly in light of our working capital and available cash and cash equivalents, which we believe, together with cash flow generated from operations, will be sufficient to support the Company’s operations for the foreseeable future. In addition, we do not anticipate that the changes in these year-to-year expenditures will have a material impact on the Company’s future liquidity or results of operations. Accordingly, we believe no modification needs to be made to the disclosure concerning these expenditures and the financial impact of these expenditures on the Company’s future liquidity and results of operations.

Securities and Exchange Commission
July 21, 2006

Financial Statements
Statements of Income, page 52
4.	You disclosed that you derive revenue through license agreements for your products and services and through licensing of your software applications. If significant, please revise your statements of income to present separately your software revenue and related costs of revenue from those related to the products and services you license. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

Response:

As noted by the Staff, Rule 5-03(b)(1) of Regulation S-X requires that (b) If income is derived from more than one of the subcaptions described under §210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under §210.5-03.2 shall be combined in the same manner.

1. Net sales and gross revenues. State separately:

(a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Amounts earned from transactions with related parties shall be disclosed as required under §210.4-08(k).

We supplementally advise the Staff that the licenses of Arbitron’s data and its application software both represent revenue from services; therefore, in accordance with Rule 5-03(b)(1)(d) set forth above, the revenue generated through both licensing arrangements have been reported on the same line item. The licenses Arbitron grants its customers to use its proprietary software applications are not similar to the sale of tangible products because the customer licenses the right to use the software for the same period that it has a license to use the data. The software is a means to analyze the licensed data. In addition, these licenses to access and analyze data for a given period of time do not convey ownership rights to the customers as would be the case if these were tangible products sold.

The data and software services, which we provide through licensing agreements with our customers, are outputs of integrated data collection and production processes. The results of Arbitron’s surveys are distributed through an electronic book for all data licensees and additionally through the analytical software for software licensees. Costs for Arbitron’s software services are not separately calculated or reported internally from costs related to Arbitron’s data products. In accordance with Rule 5-03(b) of Regulation S-X, the related costs and expenses of the revenue from services have been grouped together and reported in a similar manner as the related revenues.

Securities and Exchange Commission
July 21, 2006

Notes to Financial Statements
5.	Please expand your disclosure to include information related to your reportable segments pursuant to paragraph 16 of SFAS 131. If you determine you have one reportable segment, please tell us the factors you considered in reaching this conclusion, including what you consider to be your operating segments and how you determined you met the aggregation criteria in paragraph 17 of SFAS 131. In addition, please also include the disclosures pursuant to paragraphs 37 to 39 of SFAS 131.

Response:
We respectfully advise the Staff that we considered the provisions of FASB Statement No. 131 in the determination of our reportable segments and concluded that we have only one reportable segment. As defined in SFAS 131, an operating segment is a component of an enterprise that has each of the three following characteristics:
a)	The component engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b)	The operating results of the component are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to assess the performance of the individual component and make decisions about resources to be allocated to the component; and,

c)	Discrete financial information about the component is available.
We analyzed each of the above characteristics during the course of our evaluation.

The Company’s Chief Executive Officer is our CODM. As outlined in SFAS 131, the function of the CODM is to allocate resources and assess the operating results of the segments of an enterprise. The Company submits its operating budget to the CODM and its Board of Directors in the following three components; Ratings, PPM Marketing Panel and International. However, the actual operating results are reported to the CODM primarily on a consolidated basis, with supplementary information at the component level reported periodically.

Securities and Exchange Commission
July 21, 2006

Evaluation of the operating components:

Ratings — The Ratings component is composed of Arbitron’s four main services:
a)	Measuring radio audiences in local markets in the United States and

Mexico;

b)	Measuring national radio audiences and the audience size and composition of network radio programs and commercials;

c)	Providing consumer, shopping and media usage information services to radio, broadcast and cable television, advertising agencies, advertisers, retailers, outdoor and out-of-home media, online industries and print media; and

d)	Providing software used for accessing and analyzing media audience and marketing information data.
Essentially, the core service product delivered is licensed data. The provision of software applications merely give customers access to the Company’s data resident in its proprietary database to enable them to more effectively analyze and understand the measurement data and convert it into information used for sales, management and programming purposes. The overwhelming majority of Arbitron’s business is included in its Ratings component. Specifically, for 2005, 97% of the Company’s revenue was attributable to Ratings. Sales of application software, which represented approximately 10% of the Company’s 2005 revenues, are included within the Ratings component. The data and software are licensed through the same channel using a single sales force, almost exclusively to a common client base. As such, no discrete financial information — specifically a profit/loss statement — is prepared for the application software service. Accordingly, revenue and expense relating to application software are consolidated with the quantitative and qualitative data results into discrete financial information for the Ratings component. The CODM currently evaluates performance and makes decisions regarding the allocation of resources on the basis of the combined Ratings component.

PPM Marketing Panel — The PPM Marketing Panel component represents a proposed service that at the end of 2005 was entering a testing phase. The plan is for this business to be an operation of a joint venture between Arbitron and an unrelated, independent company. Arbitron will record equity income or losses of the affiliate once the joint venture, which is currently in advanced stages of negotiation, is formalized. If a joint venture is formed, additional footnote disclosures will be made to detail the financial activity of the joint venture. The PPM Marketing Panel is not anticipated to earn revenues for Arbitron, except for some test panel revenue that will be recognized in 2006 during the period prior to completion of negotiations of the joint venture agreement. The PPM Marketing Panel component has the characteristics of an operating segment, and therefore was evaluated to determine if it met the quantitative thresholds to be considered a separate reportable segment. The results of this analysis for 2005 are as follows: (1) revenue was 0%; (2) the costs allocated to the development and testing of the PPM Marketing Panel approximated 6% of consolidated Profit/Loss before taxes; and (3) while the Company does not currently prepare a balance sheet for the PPM Marketing Panel, the assets used in this component are significantly below the quantitative threshold. Based on this analysis, we concluded that the PPM Marketing Panel did not meet the criteria to be considered a reportable segment.

Securities and Exchange Commission
July 21, 2006

International — The International business is comprised of the CSW Research subsidiary, which performs custom research primarily in the U.K. and PPM — International, which licenses PPM technology and sells PPM equipment outside of the U.S. The International business has the characteristics of an operating segment. A quantitative threshold analysis was performed to determine if this business meets the criteria to qualify as a separate reportable segment. The analysis confirmed that quantitatively the International business is an immaterial portion of Arbitron’s business. The three quantitative factors of the International business for 2005 were: (1) Revenue 3%; (2) Profit/Loss before taxes 2%; and, (3) Assets 3%. These quantitative factors are all significantly below the 10% threshold to qualify as a separate reportable segment.

In addition to the above analysis of operating segments, additional consideration of other segment information, described in SFAS 131, was evaluated and a summary is provided below.

Product — From a product perspective, Arbitron licenses data and software services. However, these services are evaluated in aggregate by management and, although service revenue is segregated, operating profit is not. Discrete financial information by product is not currently produced or used by the CODM in evaluating performance or allocating resources.

Customer Base— Arbitron’s customer base is made up of radio stations, cable television, advertising agencies, advertisers, retailers, outdoor and out-of-home media, and online industries. Although revenues are segregated for these customer bases, operating results are evaluated in aggregate and discrete financial data is currently produced in aggregate.

Geographic — Virtually all of Arbitron’s business is conducted in the United States. The International business previously discussed contains most of Arbitron’s international business. Since the entire International business component is only 3%, any individual region or country will be less than that and will not meet the quantitative criteria for reporting.

Components of a business that meet the operating segment definition require disclosure as a reportable segment only if such component’s total assets, revenue or operating profit equal or exceed 10% of consolidated total assets, revenue or operating profit. While the Company has concluded that it has three operating segments, only the Ratings component has been identified as a reportable segment. As discussed above, both the International and PPM Marketing Panel operating segments fail to meet the quantitative measures requiring separate reportable segment disclosure and, in fact, are considered immaterial as compared to the Ratings reportable segment. Additionally, we

Securities and Exchange Commission
July 21, 2006

considered paragraph 17 of SFAS No. 131 and believe that the International and PPM Marketing Panel operating segments share many of the aggregation criteria with the Ratings segment. In other words, while not identical, we believe, that these lesser operating segments have similar operations to the Ratings reportable segment. Accordingly, we believe separate disclosure of International and PPM Marketing Panel would not materially improve the overall understanding of Arbitron’s business.

Arbitron will expand its “Enterprise Wide Disclosures”, as defined in SFAS 131 paragraphs 37 to 39, in future filings by providing a revenue by service group disclosure that will present the following revenue categories: Radio Audience Measurement Services, Local Market Consumer Information Services and Software applications. A sample disclosure follows:

Example: 18. Enterprise-Wide Information

The following table sets forth the revenues for each group of services provided to our external customers for the three years ended December 31, 2005, 2004, and 2003:

Service revenues	2005	2004	2003
Radio Audience Measurement Services	$237,174	$226,363	$215,538
Local Market Consumer Information Services	40,240	42,549	37,988
Software applications	32,541	27,641	20,024

Total revenues	$309,955	$296,553	$273,550

Radio Audience Measurement Services represents the revenue derived from the measurement of local market and national radio audiences. Local Market Consumer Information Services represents revenue derived from providing consumer, shopping and media usage information. Software Applications represents revenue derived from licensing of software used for accessing and analyzing media audience and marketing information data.

The composition of revenue between domestic and international sources has been disclosed in Item 1. Business Overview on page 7. In accordance with paragraph 38a of SFAS 131, future filings will also include the following disclosure in the footnotes.

Securities and Exchange Commission
July 21, 2006

Example: 18. Enterprise-Wide Information (continued)

The following table sets forth geographic information for the three years ended December 31, 2005, 2004, and 2003:

2005	United States	International(1)	Total
Revenues	$ 300,368	$ 9,587	$ 309,955

2004
Revenues	285,963	10,590	296,553

2003
Revenues	263,262	10,288	273,550

(1)	The revenues of the individual countries comprising these amounts are not significant to require separate disclosure.
The composition of Arbitron’s long-lived assets between domestic and international sources is such that additional disclosure would not provide meaningful insight on how resources are allocated across the company. Specifically, the amount of international long-lived assets was only $2 out of a total of $30,875 for the year ended December 31, 2005. We have therefore opted to exclude the long-lived assets data from the disclosures required by paragraph 38 of SFAS 131.

6.	You disclosed on page 28 that your subsidiaries have guaranteed your debt. If only certain of your subsidiaries have guaranteed any portion of your debt, please expand your notes to financial statements to include condensed consolidating financial statements pursuant to Rule 3-10 of Regulation S-X.

Response:

We supplementally advise the Staff that all of Arbitron’s subsidiaries guarantee the debt. However, we will revise the disclosure in our future filings to clarify that our debt is guaranteed by all of our subsidiaries.
2. Summary of Significant Accounting Policies, page 56
Revenue Recognition, page 56
7.	Please expand your disclosure to discuss whether you provide upgrades or enhancements to your customers for your software and your related accounting policy.

Securities and Exchange Commission
July 21, 2006

Response:

We supplementally advise the Staff that customers license the use of Arbitron’s software applications for a specified period of time. Such license is to use the current version of the software. In the event that any upgrades or enhancements occur during the time a customer is licensed to use the software, the customer automatically receives the upgrade or enhancement to the software at no additional cost.

The following represents the expanded disclosure that we will include in future filings:

Revenue Recognition

“... Software revenue is recognized ratably over the life of the agreement in accordance with Statement of Position 97-2, Software Revenue Recognition. Through the standard software license agreement, customers are provided enhancements and upgrades, if any, that occur during their license term at no additional cost. Revenue is not separately recognized for the upgrades that may occur.”
19. Quarterly Information (Unaudited) (dollars in thousands, except per share data), page 73
8.	Please expand your disclosure to include gross profit or cost of revenue for each of the quarterly periods. Refer to Item 302(a)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, we will include gross profit rather than operating profit in the Quarterly Information data in future filings. The following is an example of an updated table that we will include in future filings:

19.	Quarterly Information (Unaudited) (dollars in thousands, except per share data)

Securities and Exchange Commission
July 21, 2006

					Year
	Three Months Ended				Ended
	March 31	June 30	September 30	December 31	December 31
2005

Revenue	$79,195	$69,816	$85,615	$75,329	$309,955
Gross profit	58,978	40,146	59,971	41,188	200,283
Net income	19,836	15,395	20,901	11,176	67,308

Net income per weighted average common share
Basic	$0.64	$0.49	$0.67	$0.36	$2.16
Diluted	$0.63	$0.48	$0.66	$0.36	$2.14

Dividends per common share	$0.10	$0.10	$0.10	$0.10	$0.40

2004

Revenue	$76,585	$65,084	$81,965	$72,919	$296,553
Gross profit	54,888	35,523	58,434	37,757	186,602
Net income	18,104	8,615	24,228	9,618	60,565

Net income per weighted average common share
Basic	$0.59	$0.28	$0.78	$0.31	$1.96
Diluted	$0.57	$0.27	$0.77	$0.31	$1.92

Dividends per common share	$—	$—	$—	$—	$—
Net income per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share will not necessarily equal the total for the year.

Securities and Exchange Commission
July 21, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Comments applicable to your overall filing
9.	Please address the comments above in your interim Forms 10-Q as well.

Response:

We supplementally advise the Staff that we will address the Staff’s comments, and include the additional disclosure and revisions requested by the Staff in our interim Forms 10-Q as applicable.
Form 8-K Filed on April 20, 2006
10.	You have presented EBIT and EBITDA, which are non-GAAP financial measures. Your disclosure includes a discussion which explains why these non-GAAP financial measures provide useful information to investors and includes a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. However, your disclosure does not identify these as non-GAAP financial measures. Please revise your disclosure to include this. Please refer to Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Response:

We supplementally advise the Staff that a footnote will be added to future 8-K filings indicating that EBIT and EBITDA are non-GAAP financial measures and including providing a cross-reference to the Company’s discussion of these measures already included in the filing. In addition, in response to the Staff’s comment, a statement identifying EBIT and EBITDA as non-GAAP financial measures will be inserted into the Company’s explanation of why these measures provide useful information to investors in evaluating the Company’s results of operations. An updated sample of the financial information presented within the April 20, 2006 earnings release filed on Form 8-K is set forth below:

Securities and Exchange Commission
July 21, 2006

     Example:
Arbitron Inc.
Consolidated Statements of Income
Three Months Ended March 31, 2006 and 2005
(In thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31,		$	%
	2006	2005	Change	Change
Revenue	$85,088	$79,195	$5,893	7.4%
Costs and expenses
Cost of revenue	24,027	20,218	3,809	18.8%
Selling, general and administrative	19,684	16,153	3,531	21.9%
Research and development	9,981	8,038	1,943	24.2%
Total costs and expenses	53,692	44,409	9,283	20.9%

Operating income	31,396	34,786	(3,390)	(9.7%)

Proportionate share of net loss of affiliate	(2,375)	(2,090)	(285)	13.6%

Earnings before interest and income taxes	29,021	32,696	(3,675)	(11.2%)
Interest income	987	609	378	62.1%
Interest expense	943	1,051	(108)	(10.3%)

Earnings before income taxes	29,065	32,254	(3,189)	(9.9%)
Income tax expense	10,879	12,418	(1,539)	(12.4%)

Net income	$18,186	$19,836	$(1,650)	(8.3%)

Net income per weighted average common share
Basic	$0.59	$0.64	$(0.05)	(7.8%)
Diluted	$0.58	$0.63	$(0.05)	(7.9%)

Weighted average shares used in calculations
Basic	31,062	31,140	(78)	(0.3%)
Diluted	31,327	31,528	(201)	(0.6%)

Dividends per common share	$0.10	$0.10	—	—

Other data
EBITDA (1)	$31,109	$34,106	$(2,997)	(8.8%)

Securities and Exchange Commission
July 21, 2006

(1)	EBITDA (earnings before interest, income taxes, depreciation and amortization) is a non-GAAP financial measure that the management of Arbitron believes is useful to investors in evaluating the Company’s results. For further discussion of this non-GAAP measure, see reconciliation and related footnote below.
Arbitron Inc.
EBIT and EBITDA Reconciliation
Three Months Ended March 31, 2006 and 2005
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2006	2005
Net income	$18,186	$19,836
Income tax expense	10,879	12,418
Net interest (income) expense	(44)	442

EBIT (2)	$29,021	$32,696

Depreciation and amortization	2,088	1,410

EBITDA (2)	$31,109	$34,106

(2)	Earnings before interest and income taxes (EBIT) and earnings before interest, income taxes, depreciation and amortization (EBITDA) are widely used non-GAAP financial measures of operating performance. They are presented as supplemental information that management of Arbitron believes is useful to investors to evaluate the Company’s results because they exclude certain items that are not directly related to the Company’s core operating performance. EBIT is calculated by adding back net interest expense and income tax expense to net income. EBITDA is calculated by adding back net interest expense, income tax expense, depreciation and amortization to net income. EBIT and EBITDA should not be considered as substitutes either for net income, as indicators of Arbitron’s operating performance, or for cash flow, as measures of Arbitron’s liquidity. In addition, because EBIT and EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies.
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     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
July 21, 2006

     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 312-8410 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Sean R. Creamer
Sean R. Creamer
Executive Vice President
Chief Financial Officer